UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)*

BIOLASE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

090911207
(CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 090911207		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,295,266 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,295,266 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,295,266 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.78% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 4,275,266 Shares that the Reporting Person has the right to acquire upon exercise of warrants.

(2)
This percentage is based on a total of 154,674,425 Shares outstanding, which is the sum of: (i) 150,399,159 Shares outstanding as of May 4, 2021 and (ii) 4,275,266 Shares that the Reporting Person has the right to acquire upon exercise of warrants.

SCHEDULE 13D
CUSIP No: 090911207		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
JACK W. SCHULER LIVING TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
170,159 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
170,159 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170,159 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount consists of 170,159 Shares that the Reporting Person has the right to acquire upon exercise of warrants.
(2)
This percentage is based on a total of 150,569,318 Shares outstanding, which is the sum of (i) 150,399,159 Shares outstanding as of May 4, 2021 and (ii) 170,159 Shares that the Reporting Person has the right to acquire upon exercise of warrants.

SCHEDULE 13D
CUSIP No: 090911207		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
RENATE SCHULER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,125,107 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,125,107 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,125,107 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.67% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 4,105,107 Shares the Reporting Person has the right to acquire upon exercise of warrants.
(2)
This percentage is based on a total of 154,504,266 Shares outstanding, which is the sum of: (i) 150,399,159 Shares outstanding as of May 4, 2021 and (ii) 4,105,107 Shares that the Reporting Person has the right to acquire upon exercise of warrants.

SCHEDULE 13D
CUSIP No: 090911207		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
SCHULER FAMILY FOUNDATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,105,107 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,105,107 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,105,107 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.66% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	This amount consists of 4,105,107 Shares the Reporting Person has the right to acquire upon exercise of warrants.
(2)
This percentage is based on a total of 154,504,266 Shares outstanding, which is the sum of: (i) 150,399,159 Shares outstanding as of May 4, 2021 and (ii) 4,105,107 Shares that the Reporting Person has the right to acquire upon exercise of warrants.

SCHEDULE 13D
CUSIP No: 090911207		Page 6 of 8 Pages

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, Amendment No. 4 filed on October 23, 2015, Amendment No. 5 filed on November 9, 2015, Amendment No. 6 filed on November 13, 2015, Amendment No. 7 filed on December 14, 2015, Amendment No. 8 filed on August 3, 2016, Amendment No. 9 filed on October 10, 2016, Amendment No. 10 filed on April 17, 2017, Amendment No. 11 filed on July 5, 2017, Amendment No. 12 filed on November 9, 2017, Amendment No. 13 filed on November 30, 2017, Amendment No. 14 filed on December 7, 2017, Amendment No. 15 filed October 29, 2019, Amendment No. 16 filed on May 15, 2020, Amendment No. 17 filed on June 10, 2020, and Amendment No. 18 filed on June 12, 2020 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 19 is incorporated by reference herein.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 22, 2020, the Issuer consummated a public offering of 18,000 units at a purchase price of $1,000 per unit, with each unit consisting of one share of Series F Convertible Preferred Stock, par value $0.001 per share, that is convertible into 2,500 Shares at a conversion price of $0.40 per Share (“Series F Convertible Preferred Stock”), and 2,500 warrants, each to purchase one Share at an exercise price of $0.40 per Share (the “July 2020 Offering”).  In connection with the July 2020 Offering, the Foundation acquired 1,500 units, consisting of an aggregate 1,500 shares of Series F Convertible Preferred Stock, which are convertible into 3,750,000 Shares, and 3,750,000 warrants, for an aggregate purchase price of $1,500,000.  The purchase price was funded by funds donated to the Foundation, including funds donated by Mr. Schuler, who serves as co-Founder and Executive Director of the Foundation.

Item 5.	Interest in Securities of the Issuer
Item 5 (a), (b), (c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 4,295,266 Shares, representing approximately 2.78% of the Shares outstanding. This amount consists of: (A) 170,159 Shares obtainable upon exercise of warrants held by the Trust, collectively representing approximately 0.11% of the Shares outstanding; (B) 4,105,107 Shares obtainable upon exercise of warrants held by the Foundation, representing approximately 2.66% of the Shares outstanding; and (C) 20,000 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.01% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 150,399,159 Shares outstanding as of May 4, 2021; and (ii) for purposes of calculating beneficial ownership of Mr. Schuler and the Trust pursuant to Rule 13d-3(d)(1)(i) under the Act, 170,159 Shares issuable upon exercise of warrants held by the Trust; and (iii) for purposes of calculating beneficial ownership of Mr. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 4,105,107 Shares issuable upon exercise of warrants held by the Foundation.

SCHEDULE 13D
CUSIP No: 090911207		Page 7 of 8 Pages

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 170,159 Shares beneficially owned by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation. In addition, Mr. Schuler has no pecuniary interest, as such term is used for purposes of Section 16 of the Act, in any of the Shares held by the Foundation.

As of the date hereof, Ms. Schuler may be deemed to beneficially own, in the aggregate, 4,125,107 Shares, representing approximately 2.67% of the Shares outstanding. This amount consists of (A) 20,000 Shares held by Ms. Schuler, representing approximately 0.01% of the Shares outstanding, and (B) 4,105,107 Shares obtainable upon exercise of warrants held by the Foundation, representing approximately 2.78% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on the sum of: (i) 150,399,159 Shares outstanding as of May 4, 2021; and (ii) for purposes of calculating beneficial ownership of Ms. Schuler and the Foundation pursuant to Rule 13d-3(d)(1)(i) under the Act, 4,105,107 Shares issuable upon exercise of warrants held by the Foundation.

Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation. In addition, Ms. Schuler has no pecuniary interest, as such term is used for purposes of Section 16 of the Act, in any of the Shares held by the Foundation.

(c) The response to Item 4 is incorporated by reference.  In addition, the following Shares were sold by the Reporting Persons over the past 60 days before the Event Date of this Amendment No. 19, in the open market by a broker:

Name	Date	Quantity Sold	Price
Foundation	1/20/2021	1,283,884	$0.8401
Foundation	1/14/2021	1,633,516	$0.9471
Foundation	12/31/2020	1,000,000	$0.5644
Foundation	12/29/2020	1,000,000	$0.4367
Foundation	12/28/2020	300,000	$0.3241
Foundation	12/28/2020	65,431	$0.3358
Foundation	12/23/2020	239,392	$0.2712
Foundation	12/22/2020	187,774	$0.2824
Foundation	12/21/2020	572,671	$0.2814
Foundation	12/18/2020	90,575	$0.2818
Foundation	12/8/2020	1,200,000	$0.2966
Living Trust	12/4/2020	739,820	$0.3024
Foundation	12/2/2020	1,115,000	$0.2956
Foundation	11/30/2020	203,057	$0.2860
Foundation	11/27/2020	71,100	$0.2986

(e) As of the Event Date of this Amendment No. 19, the Reporting Persons were no longer the beneficial owner of more than five percent of the Shares.

SCHEDULE 13D
CUSIP No: 090911207		Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2021

JACK W. SCHULER

/s/ Jack W. Schuler

JACK W. SCHULER LIVING TRUST

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

RENATE SCHULER

/s/ Renate Schuler

SCHULER FAMILY FOUNDATION

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President